Exhibit 99.10

Consent of Person to be Named as Director

Pursuant to Rule 438 under the Securities Act of 1933, as amended, I hereby consent to being named in the joint information statement/proxy statement/prospectus on Form S-4 of New Cobra Pubco, Inc. (the “joint information statement/proxy statement/prospectus”), as filed with the U.S. Securities and Exchange Commission, as may be amended from time to time, as a member of the board of directors of New Viper (as defined in the joint information statement/proxy statement/prospectus). I also consent to the filing of this consent as an exhibit to such joint information statement/proxy statement/prospectus and any amendments thereto.

/s/ Travis D. Stice
Travis D. Stice

Dated: June 30, 2025